Contact

www.linkedin.com/in/chris-lorenz-1b92105 (LinkedIn)

Top Skills

Cell Culture

Manufacturing

Chemical Engineering

Certifications

Being a Good Mentor

Chris Lorenz

CTO at Mahzi Therapeutics

San Francisco Bay Area

Summary

I am a dynamic manufacturing and technical operations executive with experience building and leading teams across the spectrum of CMC functions. A bioprocess engineer originally, my roles have progressed over time to take on increasing levels of responsibility within technical operations functions as my organizations have evolved and as I have sought new challenges and development opportunities. I have demonstrated my ability to thrive in both established and startup environments, with both mature and new product modalities.

Experience

Mahzi Therapeutics
Chief Technical Officer
April 2023 - Present (3 years 2 months)

Astellas Gene Therapies
6 years 9 months

Senior Vice President, Technical Operations
April 2021 - October 2022 (1 year 7 months)

Vice President, Technical Operations
October 2020 - April 2021 (7 months)

Vice President, Process Sciences & Manufacturing
June 2019 - October 2020 (1 year 5 months)

Senior Director, Process Sciences & Manufacturing
April 2018 - June 2019 (1 year 3 months)

Senior Director, Biological Manufacturing
October 2017 - April 2018 (7 months)

Director, Biological Manufacturing
February 2016 - October 2017 (1 year 9 months)

Grifols Diagnostics Solutions
3 years 5 months

Associate Director, Downstream Manufacturing
July 2015 - January 2016 (7 months)
Emeryville, CA

Senior Manufacturing Manager, Fermentation
April 2014 - July 2015 (1 year 4 months)
Emeryville, CA

Manufacturing Manager, Technical Services
September 2012 - April 2014 (1 year 8 months)
Emeryville, CA

Novartis Vaccines and Diagnostics
Senior Process Engineer
December 2010 - September 2012 (1 year 10 months)
Emeryville, CA

Genentech
6 years 6 months

Engineer II, Manufacturing Science & Technology
June 2009 - December 2010 (1 year 7 months)
South San Francisco, CA

Engineer I/II, Process Development Engineering
March 2006 - June 2009 (3 years 4 months)
South San Fracisco, CA

Assoc. Engineer/Engineer I, Early Stage Cell Culture (Process Development)
July 2004 - March 2006 (1 year 9 months)
South San Francisco, CA

Education

Stanford University
BS, Chemical Engineering

Stanford University
MS, Chemical Engineering